Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated December 14, 2011

Registration Statement No. 333-178179

Acadia Healthcare Company, Inc.

Common Stock

This free writing prospectus relates only to this offering and should be read together with the preliminary prospectus, dated December 5, 2011, relating to the registered public offering of common stock by Acadia Healthcare Company, Inc. (the “Preliminary Prospectus”). The Preliminary Prospectus has been updated by Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-178179). A copy of the most recent preliminary prospectus included in Amendment No. 2 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1520697/000119312511340742/d258032ds1a.htm. The following summarizes certain disclosures in the prospectus included in Amendment No. 2 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References below to “we,” “us” and “our” refer to Acadia Healthcare Company, Inc. and its subsidiaries.

We summarize below the principal changes made in Amendment No. 2:

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In response to the requirements of the Financial Industry Regulatory Authority, Inc., we have added the following “Conflicts of interest” section to “The Offering” on page 8 to reflect the possibility that more than 5% of the net proceeds from the sale of the common stock may be used to repay indebtedness under the Senior Secured Credit Facility and the Senior Notes. Our anticipated use of proceeds – principally to fund acquisitions – has not changed and is as stated in the Preliminary Prospectus.

“We may use more than 5% of the net proceeds from the sale of the common stock to repay indebtedness under the Senior Secured Credit Facility or the Senior Notes (see “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Secured Credit Facility” and “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Notes” of our preliminary prospectus dated December 5, 2011) owed by us to certain of the underwriters or their affiliates. Accordingly, the offering is being made in compliance with the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 “Public Offerings of Securities with Conflicts of Interest”. Rule 5121 requires that if more than 5% of the net proceeds from the sale of securities, not including underwriting compensation, is paid to an underwriter or its affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of the registration statement for the offering and exercise the usual standards of due diligence with respect thereto. Avondale Partners, LLC is assuming the responsibilities of acting as the qualified independent underwriter for this offering. See “Underwriting—Conflicts of Interest.”

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We have added disclosure, similar to that set forth above, to “Underwriting” on page 121 to reflect the possibility that more than 5% of the net proceeds from the sale of the common stock may be used to repay indebtedness under the Senior Secured Credit Facility and the Senior Notes and that Citigroup Global Markets Inc. and affiliates of Raymond James & Associates, Inc. and RBC Capital Markets, LLC are participants in the Senior Secured Credit Facility and that Jefferies & Company, Inc. has a position in the Senior Notes and may receive net proceeds in this offering.

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We have revised “The Offering—Use of proceeds” on page 8 and “Use of Proceeds” on page 31 to reflect that we intend to enter into a third amendment to the Senior Secured Credit Facility (the “Third Amendment”) prior to the closing of this offering which will provide that we may use a portion of the proceeds from this offering to repay debt under the Senior Notes. As stated above, our anticipated use of proceeds has not changed from that described in the Preliminary Prospectus.

•	We have revised “Description of Certain Indebtedness—Senior Secured Credit Facility” on page 111 to describe the proposed terms of the Third Amendment, as set forth below:

“Prior to the closing of this offering, we intend to enter into the Third Amendment. The Third Amendment will allow any single affiliate of Acadia to hold up to 5% of the Senior Notes and all affiliates of the Company to hold up to 15% of the Senior Notes at any time. In addition, the Third Amendment will provide for the following, with the effectiveness of each of the below provisions conditioned on our receipt of at least $59.3 million in net cash proceeds from this offering.

•	We will be permitted to use up to $59.3 million of the net cash proceeds from this offering to prepay a portion of the Senior Notes within 120 days of our receipt of such net cash proceeds.

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The Third Amendment will also provide that if at least 80% of the aggregate cash and non-cash consideration for any Permitted Acquisition (as defined in the agreement governing the Senior Secured Credit Facility) is financed with the net cash proceeds from an Excluded Equity Issuance (as defined in the agreement governing the Senior Secured Credit Facility), then any indebtedness incurred or assumed in connection with such Permitted Acquisition will not be included in the $25 million annual debt incurrence cap with respect to Permitted Acquisitions.

•	The consolidated leverage ratio will be amended such that it may not be greater than the amount set forth below as of the date opposite such ratio:

Fiscal Quarter Ending	Maximum Consolidated Leverage Ratio
June 30, 2011	4.25:1.0
September 30, 2011	6.25:1.0
December 31, 2011	6.00:1.0
March 31, 2012	5.75:1.0
June 30, 2012	5.75:1.0
September 30, 2012	5.75:1.0
December 31, 2012	5.25:1.0
March 31, 2013	5.25:1.0
June 30, 2013	5.25:1.0
September 30, 2013	5.25:1.0
December 31, 2013	4.75:1.0
March 31, 2014	4.75:1.0
June 30, 2014	4.75:1.0
September 30, 2014	4.75:1.0
December 31, 2014 and each fiscal quarter ending thereafter	4.00:1.0

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We have revised “Certain Relationships and Related Party Transactions—Registration Rights Agreement” on page 101 to reflect that Waud Capital Partners has waived certain piggyback registration rights in connection with this offering on behalf of Waud Capital Partners, certain of its affiliates and certain members of management. Notwithstanding the foregoing, Waud Capital Partners, certain of its affiliates and certain members of our management have certain demand and piggyback registration rights that they may exercise in the future.

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We have revised “Shares of Common Stock Eligible for Future Sale—Senior Notes Registration Rights” on page 115 to reflect that we intend to file the registration statement with respect to the exchange of the Senior Notes, as contemplated under the Senior Notes registration rights agreement, on or shortly after the date of the prospectus.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Jefferies & Company, Inc. at 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Equity Syndicate Prospectus Department, by calling (877) 547-6340 or by emailing Prospectus_Department@Jefferies.com or from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York, 11220, Attention: Prospectus Department, by calling (800) 831-9146 or by emailing batprospectusdept@citi.com.